Exhibit 99.1

LightInTheBox Holding Co., Ltd. Acquires Ador, Inc.

Ador Executives Mark Stabingas and Quinten Shay Join LightInTheBox

Acquisition Strengthens LightInTheBox’s Management Team and North America Presence

Beijing, China, January 6, 2014 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced that it has acquired Seattle-based social e-commerce company, Ador, Inc. (“Ador”) in an asset transaction for an undisclosed amount of cash.

As a result of the transaction, the Ador executive team and its employees will join LightInTheBox and will represent the Company’s first on-the-ground office in the U.S., an important growth market for the Company. Ador’s Chief Executive Officer Mark Stabingas joins LightInTheBox as President and Quinten Shay joins LightInTheBox as Senior Vice President. LightInTheBox’s co-founders Kevin Wen and Liang Zhang will both become Executive Vice Presidents (EVPs) and their responsibilities will remain unchanged.

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “Through our acquisition of Ador, we are excited to add the executive talents of Mark and Quinten to our executive team. The addition of these individuals to the LightInTheBox team underscores our ambition and commitment to build a global flagship e-commerce company. Mark and Quinten bring to LightInTheBox tremendous global leadership and extensive domain expertise, which will be critical for the Company’s long-term growth. Further, the establishment of a U.S. office for LightInTheBox through this transaction brings us closer to our customers, and provides us the opportunity to acquire an extremely talented team. We are excited to welcome Ador’s talented employees to LightInTheBox and are pleased to use this acquisition as a means to bolster talent and further maximize our global e-commerce sales opportunity.”

Mark Stabingas commented, “Q and I and the Ador team are thrilled to join LightInTheBox. We believe that there is still huge opportunity for innovation as to online commerce and becoming part of LightInTheBox is an exciting next step for us.  Alan and his team have built a unique global e-commerce platform in a short period of time and we’re looking forward to being a part of its bright future.”

Mark Stabingas has been COO, CEO/co-CEO, and a board member of Ador since 2011.  Prior to Ador, Mark worked for Amazon.com, Inc. and was General Manager of Amazon Payments, Senior Vice President of Business and Corporate Development and Vice President of Finance for Amazon.com’s U.S. retail business.  He was also a member of the Management Committee at Amazon.com.  Prior to Amazon.com, Mark was an executive at PepsiCo, Inc. from 1991 to 2000, where he served as Vice President of Corporate Strategy and Development.   He received a bachelor’s degree from the University of Pittsburgh and a Master of Management in Finance from Kellogg Graduate School of Management at Northwestern University.

Quinten Shay joined Ador as CTO in December 2011, and became co-CEO in 2013.   Prior to Ador, he worked for Amazon.com, Inc. for 7 years starting from 1998, with responsibilities that ranged from leading Amazon’s entire international technology team to expand Amazon’s presence into Europe and Asia, running its Japan retail business, and establishing A-to-Z Inc., a wholly owned subsidiary of Amazon that established new Amazon Web Services businesses in remote development centers around the globe.  Prior to joining Amazon.com, Inc., Quinten worked in engineering roles at Hewlett-Packard on behalf of retail and logistics clients such as Wal-Mart and Federal Express. Quinten received a bachelor’s degree in Computer Science from Virginia Tech.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world.  The Company offers customers a convenient way to shop for a wide selection of lifestyle products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites, which are available in 27 major languages and cover more than 80% of global Internet users.  In 2012, the Company ranked number one in terms of revenue generated from customers outside of China among all China-based retail websites that source products from third-party manufacturers.  For more information, please visit www.lightinthebox.com.

Investor Relations Contact

LightInTheBox Holding Co., Ltd.
Margaret Shi, Investor Relations
+86 10 5692 0099 ext 8124
ir@lightinthebox.com

OR

ICR, Inc.
Bill Zima, +1 (646) 405-4933
bill.zima@icrinc.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.